UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026.

Commission File Number 333-161157

BETTERLIFE PHARMA INC.
(Translation of registrant’s name into English)

1275 WEST 6TH AVENUE, #300

VANCOUVER, BC CANADA V6H 1A6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6‑K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6‑K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6‑K submission or other Commission filing on EDGAR.

Exhibits:

99.1	News Release dated April 10, 2026
99.2	News Release dated April 8, 2026
99.3	News Release dated April 2, 2026
99.4	News Release dated February 23, 2026
99.5	News Release dated January 6, 2026
99.6	News Release dated December 23, 2025
99.7	News Release dated December 11, 2025
99.8	News Release dated December 4, 2025
99.9	Material Change Report dated December 2, 2025

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BETTERLIFE PHARMA INC.

Date: April 13, 2026	By:	/s/ Moira Ong
Name: Moira Ong
Title: Chief Financial Officer

3